ALDA PHARMACEUTICALS CORP.

635 Columbia Street
New Westminster, British Columbia V3M 1A7

Tel: (604) 521-8300 Fax: (604) 521-8322

NEWS RELEASE

ALDA Pharmaceuticals Corp. named

Official Supplier for the 2010 Winter Games

July 15, 2009 - Vancouver, BC — ALDA Pharmaceuticals Corp. (“ALDA”) (TSXV: APH) is partnering with the Vancouver Organizing Committee for the 2010 Olympic and Paralympic Winter Games (VANOC) to keep venues healthy and sanitized as the exclusive Official Supplier of hand sanitizer and disinfectant cleaning products for the Games.

The company, founded in 1996, publicly listed in 2003 and based in New Westminster, British Columbia, develops, manufactures and markets a family of proprietary infection control products based on its patented technology called T 36®. Under the agreement with VANOC, ALDA will make a financial investment in the Games and provide antiseptic hand sanitizer and handwipes, cleaning products and a hospital-grade spray disinfectant to the Organizing Committee. The hand sanitizer and handwipes will be available at competition and non-competition venues, including the Olympic/Paralympic Villages, polyclinic centres and food preparation areas.

In return, ALDA will have exclusive rights as an Official Supplier in the Hand Sanitizer and Disinfectant Cleaning Products product category for the 2010 Winter Games and rights to associate with the Canadian Olympic Team competing at the Vancouver 2010 Olympic Winter Games and the London 2012 Olympic Games.

“Our company is excited to play a role in helping ensure the 2010 Winter Games are among the healthiest ever held for athletes, spectators, volunteers and workers,” said Terrance G. Owen, president and CEO of ALDA Pharmaceuticals Corp. “The Games are a perfect event to put our new consumer products, such as our antiseptic hand sanitizer, literally in the hands of potentially tens of thousands of people from around the world and help ensure the only things they take away from the Games are fun and memorable experiences.”

“We’re pleased to welcome this growing British Columbian company to the Vancouver 2010 team,” said John Furlong, VANOC Chief Executive Officer. “We look forward to working with ALDA Pharmaceuticals and using their innovative line of sanitizing products to help us deliver great

Games when we welcome the world in 2010.”

British Columbia Premier Gordon Campbell added, “Strong partnerships are critical as we prepare to welcome the world in 2010. When thousands of athletes, teams, journalists and visitors come here to experience our province and the Vancouver 2010 Olympic and Paralympic Winter Games, this partnership will help to ensure their health and safety.”

Compared to typical alcohol-based hand sanitizers, ALDA’s antiseptic hand sanitizer has two active ingredients that provide faster action against a broader range of infectious organisms, including Norwalk-like viruses and that offer a long-lasting residual effect.

The company’s hospital-grade disinfectant spray has been tested on more than 25 clinically important bacteria, viruses and fungi, and is approved for hospital use by Health Canada and the Canadian Food Inspection Agency (CFIA) for restaurants and the food processing industry. The spray kills infectious organisms such as polio, HIV and tuberculosis.

“VANOC takes our responsibility to ensure the Games are a healthy and safe place for all involved very seriously,” said VANOC’s chief medical officer, Dr. Jack Taunton. “ALDA is a great partner for the Games — it has undergone rigorous independent testing of its products and has been recognized by both Health Canada and the CFIA.”

About ALDA Pharmaceuticals Corp.

ALDA is focused on the development of infection-control therapeutics derived from its patented T 36® technology. T36® has been proven effective against H1N1. The company trades on the TSX Venture Exchange under the symbol, “APH”, and is quoted on the OTCBB under the symbol, “APCSF.”

About VANOC

VANOC is responsible for the planning, organizing, financing and staging of the XXI Olympic Winter Games and the X Paralympic Winter Games in 2010. The 2010 Olympic Winter Games will be staged in Vancouver and Whistler from February 12 to 28, 2010. Vancouver and Whistler will host the 2010 Paralympic Winter Games from March 12 to 21, 2010. Visit www.vancouver2010.com.

VANOC's marketing program is focused on securing mutually rewarding partnerships with shared values to generate sufficient revenue to host successful Winter Games in 2010 and to leave a financial legacy for sport. VANOC’s worldwide TOP Partners include Coca-Cola, Acer, Atos Origin, General Electric, McDonald’s, Omega, Panasonic, Samsung and Visa. VANOC's National Partners are Bell Canada, Hudson’s Bay Company, RBC Financial Group, General Motors of Canada, Petro-Canada and RONA.

VANOC’s Official Supporters include Air Canada, BC Hydro, Bombardier, the British Columbia Lottery Corporation, Canadian Pacific, Insurance Corporation of British Columbia (ICBC), Jet Set Sports, Ricoh Canada, Royal Canadian Mint and Teck Resources. VANOC’s Official Suppliers are 3M, Acklands-Grainger, Aggreko, ALDA Pharmaceuticals Corp., Aquilini Investment Group, Birks, Britco, Canada Post, Canwest Publishing, COLD-FX, Deloitte, Dow Canada, EPCOR, Garrett Metal Detectors, General Mills, Hain Celestial Canada, Haworth Canada, Karl’s Global Events Inc., Jackson Triggs, La Presse, Millennium Development Corp., Molson, Nortel, Offsetters, Port Metro Vancouver, Purolator Courier Ltd., Saputo, Sleep Country Canada, Sun Microsystems of Canada, The Globe and Mail, Tickets.com, TransCanada, Vancouver Airport Authority, Weston Bakeries, Workopolis and Wrigley Canada.

Terrance G. Owen, Ph.D., MBA

President & CEO
ALDA Pharmaceuticals Corp.

www.aldacor p.com

VANOC Media Contact:

Jason Macnaughton

VANOC Communications

604.403.2734

jason_macnaughton@vancouver2010.com

ALDA Investor Relations Contact

Scott Young

604-288-7222

syoung@freeformcom.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves ALDA’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. ALDA generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to ALDA as of the date of this release, and ALDA assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of ALDA and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.